Clifford E. Neimeth
Tel (212) 801-9383
Fax (212) 801-6400
neimethc@gtlaw.com
March 5, 2010
Mr. Perry J. Hindin
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Kona Grill, Inc. Preliminary Proxy Statement on Schedule 14A filed February 25, 2010 File No. 001-34082
Dear Mr. Hindin:
On behalf of the Company, we are responding to comments on the preliminary proxy statement (the “Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2010.
The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Proxy Statement, which is being filed concurrently via EDGAR, have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
Marcus E. Jundt Stockholder Nomination Correspondence page 4
1.	Staff Comment: Please disclose why Mr. Jundt resigned as an officer and a director of the Company.
Company Response: In response to the Staff’s comment, the Company has revised its disclosure to include the reasons for Mr. Jundt’s resignation. As previously announced and publicly disclosed by the Company in its press release and Current Report on Form 8-K dated May 15, 2009 (Acc-no: 0001362310-09-007766 (34 Act)), Mr. Jundt resigned as Chairman, President and Chief Executive Officer and a director of the Company promptly following the substantial vote of no confidence (represented by “withheld authority” votes from the holders of 53% of the Company’s common stock in view of the Company’s performance under Mr. Jundt’s leadership), he received from the Company’s stockholders at last year’s annual meeting of stockholders held on April 30, 2009. See changes to “Recent Developments — Marcus E. Jundt Stockholder Nomination Correspondence” on page 4.
2.	Staff Comment: Please disclose the basis for the Board’s recommendation that holders vote for the Company nominees and do not vote for any insurgent director-candidate nominated by Mill Road Capital, L.P. or Mr. Jundt.

Greenberg Traurig, LLP • Attorneys at Law • WWW.GTLAW.COM
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Mr. Perry Hindin
March 5, 2010

Company Response: In response to the Staff’s comment, the Company has revised its disclosure. Pursuant to its charter, the Nominating Committee of the Board of Directors has recommended the Board’s director candidates for election to the Company’s Board based on the following: (a) the Board’s director-nominees possess the experience, qualifications, attributes, and skills necessary to serve as members of the Board, and (b) the Board’s director-nominees possess the diversity of specific skills and characteristics necessary for the optimal functioning of the Board in its oversight of the Company, including the knowledge and experience of the Board’s director-nominees in serving on the Company’s Board of Directors. Based on that criteria and the Nominating Committee’s recommendation, the Board has unanimously approved and recommended the Board’s director-nominees because they are the most suitable and most qualified individuals to serve as Company directors. See new disclosure contained in the fourth full paragraph on page 6.
Election of Directors, page 7
3.	Staff Comment: We note the Company reserves the right to vote for unidentified alternate nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
Company Response: Pursuant to Section 1.13 of the Company’s bylaws, nominations of persons for election to the Board of Directors of the Company may be made at a meeting of stockholders by or at the direction of the Board of Directors. Accordingly, the Board is not required to provide advance notice identifying or nominating alternate nominees in order to comply with the Company’s advance notice bylaw. The Company hereby confirms that should the Board identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees. See revised disclosure under “Election of Directors — Nominees” on page 7.
4.	Staff Comment: Please disclose, if true, that each of the nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected, See Rule 14a-4(d).
Company Response: Pursuant to the Staff’s comment, the Company has revised its disclosure to confirm that each of the Board approved and recommended nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected. See revised disclosure under “Election of Directors — Nominees” on page 7.
Greenberg Traurig, LLP

Mr. Perry Hindin
March 5, 2010

Method And Cost Of Solicitation Of Proxies, page 27
5.	Staff Comment: The disclosure states that the Company’s directors, director-nominees, officers and employees of the Company may solicit the return of proxies by means of in-person meetings, telephone calls, mailings of supplemental proxy materials, or other methods of contact. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm the Company’s understanding.
Company Response: The Company hereby confirms that it shall file with the Commission on the date of first use, pursuant to Rule 14a-6(b) and (c), under the cover of Schedule 14A, any written materials, including any scripts, to be used by the Company in soliciting proxies.
Information Concerning Persons Who May Be Deemed Participants in the Board of Directors’ Solicitation of Proxies, page 28
6.	Staff Comment: Please revise the reference to who “may be deemed” a participant by stating definitively who is a participant. The persons identified in this section are participants. See Instruction 3 to Item 4 of Schedule 14A.
Company Response: In response to the Staff’s comment, the Company has revised its disclosure. See revised disclosure under “Information Concerning Participants in the Board of Directors’ Solicitation of Proxies” on pages 28-29.
Form of Proxy Card
7.	Staff Comment: Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).
Company Response: In response to the Staff’s comment, the Company has marked each of the preliminary proxy statement as such on page 1, and the preliminary form of proxy as such on the form of proxy.
Please note that the Company has revised the disclosure under “Recent Developments — Mill Road Capital, L.P. Stockholder Nomination Correspondence” on page 4 through the latest practicable date and has included certain other changes to the Proxy Statement other than those in response to the Staff’s comments.
Greenberg Traurig, LLP

Mr. Perry Hindin
March 5, 2010

As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions regarding this response, please do not hesitate to contact me at (212) 801-9383 or Scott K. Weiss of our firm at (602) 445-8318.
Sincerely,
/s/ Clifford E. Neimeth
Clifford E. Neimeth

cc:	Marc A. Buehler — Kona Grill, Inc. Mark S. Robinow — Kona Grill, Inc. Christi R. Hing — Kona Grill, Inc. Scott K. Weiss — Greenberg Traurig, LLP

Greenberg Traurig, LLP